Contact

www.linkedin.com/in/myrna-garcia-9aab1210 (LinkedIn)

Top Skills

Bookkeping
Negotiation
Communication

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Myrna Garcia

Corporate Secretary & Administrator
Miami, Florida, United States

Experience

itracHEALTH

Corporate Secretary
January 2017 - Present (8 years 5 months)
Miami Shores

Primera Llc

Partner and Administrator
2005 - 2017 (12 years)
United States

Office Administrator & Accountant

Philadelphia Pre-School Early Intervention Program

Service Coordinator
July 1999 - January 2004 (4 years 7 months)
Philadelphia, PA

Social Work / Case Manager - Eraly Intervention Program

Education

Manhattanville College

Master of Social Work - MSW, Incomplete · (September 1998 - December 1999)

State University of New York College at Purchase

Bachelor of Arts - BA, Education/Teaching of Individuals with Specific Learning Disabilities · (August 1996 - May 1998)

University of Puerto Rico

BS, Psychology · (1969 - 1973)